

Mail Stop 3720

December 23, 2015

Scott N. Greenberg
Chief Executive Officer
GP Strategies Corporation
70 Corporate Center
11000 Broken Land Parkway, Suite 200
Columbia, MD

> **Re:** **GP Strategies Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 24, 2015**
> **File No. 001-07234**

Dear Mr. Greenberg:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director
                    AD Office 11 – Telecommunications